EXHIBIT 99.1

Transparency notification

Mechelen, Belgium; 18 July 2019; 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Van Herk Investments B.V.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 16 July 2019 from Van Herk Investments B.V., who notified that it holds 5,792,737 of Galapagos' voting rights, consisting of ordinary shares (4,899,498) and American Depository Receipts (893,239). This represents 10.57% of Galapagos' currently outstanding 54,823,101 shares. Van Herk Investments B.V. thus crossed above the 10% threshold of Galapagos' voting rights by purchase of voting securities on 15 July 2019. Van Herk Investments B.V. is controlled by Adrianus van Herk. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The company's pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos' ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Galapagos Contacts

Investors:                                                  Media:

Elizabeth Goodwin                                         Carmen Vroonen

VP IR                                                           Senior Director Communications

+1 781 460 1784                                          +32 473 824 874

Sofie Van Gijsel                                             Evelyn Fox

Director IR                                                    Director Communications

+32 485 19 14 15                                         +31 6 53 591 999

ir@glpg.com                                    communications@glpg.com

[1]    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.